June 27, 2019

Ronald J. Kruszewski
Chief Executive Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, Missouri 63102-2188

       Re: Stifel Financial Corp.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 20, 2019
           File No. 001-09305

Dear Mr. Kruszewski:

       We have reviewed your June 13, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 8, 2019 letter.



Form 10-K for the fiscal year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Global Wealth Management, page 39

1. We note your response to our comment and that you do not utilize comprehensive rollforward information for fee-based assets to manage your business as substantially all of the asset management fees you earn are calculated based on point-in-time balances as of the end of the previous quarter and that in addition, the current infrastructure, which supports the administration of your assets in fee-based accounts, is not a centralized platform and does not provide this information. We also note your risk factor on page 17, that fee revenue is impacted by AUM balances, including net inflows/outflows of client
 Ronald J. Kruszewski
Stifel Financial Corp.
June 27, 2019
Page 2
         assets and market values and that below-market investment performance by your funds and portfolio managers could result in a loss of managed accounts. Please address the following:

             Disclose, in future filings, how you manage the risk(s) of your decentralized investment advisory platform, considering also the potential impact to fee revenues or add a risk factor to address how your decentralized platform impacts your ability to track total client asset activity and the related financial statement risks; and
             Disclose, in future filings, in your Global Wealth Management segment discussion, the number of underlying accounts for both total client assets managed
(AUM) and fee-
             based assets, consistent with the disclosure in your investor presentations to support asset management and service fees recognized for the periods presented. Refer to Item
             303 of Regulation S-K.

       You may contact Michelle Miller at 202-551-3368 or John Nolan at 202-551-3492 if you
have questions.



FirstName LastNameRonald J. Kruszewski                        Sincerely,
Comapany NameStifel Financial Corp.
                                                              Division of
Corporation Finance
June 27, 2019 Page 2                                          Office of
Financial Services
FirstName LastName